UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Herzfeld Caribbean Basin Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42804T106

(CUSIP Number)

December 12, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

CUSIP No. 42804T106

1.           Names of Reporting Persons

Bonaventure Investments LP

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.           SEC Use Only

4.           Citizenship or Place of Organization

Delaware

NUMBER OF	5. SOLE VOTING POWER	224,975*
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	0
OWNED BY EACH
REPORTING	7. SOLE DISPOSITIVE POWER	224,975*
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	0

9.           Aggregate Amount Beneficially Owned by Each Reporting Person

224,975*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.         Percent of Class Represented by Amount in Row (9)

4.0%*

12.         Type of Reporting Person (See Instructions)

PN

_________________

*	Ownership information above is as of December 12, 2014, the Event Date. As of December 22, 2014, the date of filing of this Schedule 13G, the Reporting Persons do not beneficially own any shares of Common Stock of the Issuer.

Page 2 of 13 Pages

CUSIP No. 42804T106

1.           Names of Reporting Persons

Bonaventure Management Group LLC

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.           SEC Use Only

4.           Citizenship or Place of Organization

Delaware

NUMBER OF	5. SOLE VOTING POWER	224,975*
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	0
OWNED BY EACH
REPORTING	7. SOLE DISPOSITIVE POWER	224,975*
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	0

9.           Aggregate Amount Beneficially Owned by Each Reporting Person

224,975*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.         Percent of Class Represented by Amount in Row (9)

4.0%*

12.         Type of Reporting Person (See Instructions)

OO

_________________

*	Ownership information above is as of December 12, 2014, the Event Date. As of December 22, 2014, the date of filing of this Schedule 13G, the Reporting Persons do not beneficially own any shares of Common Stock of the Issuer.

Page 3 of 13 Pages

CUSIP No. 42804T106

1.           Names of Reporting Persons

Bonaventure Managers LLC

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.           SEC Use Only

4.           Citizenship or Place of Organization

Delaware

NUMBER OF	5. SOLE VOTING POWER	224,975*
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	0
OWNED BY EACH
REPORTING	7. SOLE DISPOSITIVE POWER	224,975*
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	0

9.           Aggregate Amount Beneficially Owned by Each Reporting Person

224,975*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.         Percent of Class Represented by Amount in Row (9)

4.0%*

12.         Type of Reporting Person (See Instructions)

OO

_________________

*	Ownership information above is as of December 12, 2014, the Event Date. As of December 22, 2014, the date of filing of this Schedule 13G, the Reporting Persons do not beneficially own any shares of Common Stock of the Issuer.

Page 4 of 13 Pages

CUSIP No. 42804T106

1.           Names of Reporting Persons

White Mountain Capital, LLC

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.           SEC Use Only

4.           Citizenship or Place of Organization

Delaware

NUMBER OF	5. SOLE VOTING POWER	116,432*
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	0
OWNED BY EACH
REPORTING	7. SOLE DISPOSITIVE POWER	116,432*
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	0

9.           Aggregate Amount Beneficially Owned by Each Reporting Person

116,432*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.         Percent of Class Represented by Amount in Row (9)

2.1%*

12.         Type of Reporting Person (See Instructions)

BD, OO

_________________

*	Ownership information above is as of December 12, 2014, the Event Date. As of December 22, 2014, the date of filing of this Schedule 13G, the Reporting Persons do not beneficially own any shares of Common Stock of the Issuer.

Page 5 of 13 Pages

CUSIP No. 42804T106

1.           Names of Reporting Persons

Peter Montalbano

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.           SEC Use Only

4.           Citizenship or Place of Organization

United States

NUMBER OF	5. SOLE VOTING POWER	13,332*
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	224,975*
OWNED BY EACH
REPORTING	7. SOLE DISPOSITIVE POWER	13,332*
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	224,975*

9.           Aggregate Amount Beneficially Owned by Each Reporting Person

238,307*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.         Percent of Class Represented by Amount in Row (9)

4.3%*

12.         Type of Reporting Person (See Instructions)

IN

_________________

*	Ownership information above is as of December 12, 2014, the Event Date. As of December 22, 2014, the date of filing of this Schedule 13G, the Reporting Persons do not beneficially own any shares of Common Stock of the Issuer.

Page 6 of 13 Pages

CUSIP No. 42804T106

1.           Names of Reporting Persons

Kevin Boyle

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.           SEC Use Only

4.           Citizenship or Place of Organization

United States

NUMBER OF	5. SOLE VOTING POWER	103,100*
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	224,975*
OWNED BY EACH
REPORTING	7. SOLE DISPOSITIVE POWER	103,100*
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	224,975*

9.           Aggregate Amount Beneficially Owned by Each Reporting Person

328,075*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.         Percent of Class Represented by Amount in Row (9)

5.9%*

12.         Type of Reporting Person (See Instructions)

IN

_________________

*	Ownership information above is as of December 12, 2014, the Event Date. As of December 22, 2014, the date of filing of this Schedule 13G, the Reporting Persons do not beneficially own any shares of Common Stock of the Issuer.

Page 7 of 13 Pages

Item 1.

(a)	The name of the issuer is Herzfeld Caribbean Basin Fund, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 119 Washington Avenue, Suite 504, Miami Beach, FL 33139

Item 2.

(a)	This statement (this “Statement”) is being filed by: (1) Bonaventure Investments LP, a Delaware limited partnership (the “Fund”); (2) Bonaventure Management Group LLC, a Delaware limited liability company (the “General Partner”); (3) Bonaventure Managers LLC, a Delaware limited liability company (the “Investment Manager”); (4) White Mountain Capital, LLC, a Delaware limited liability company (the “Broker-Dealer”); (5) Peter Montalbano; and (6) Kevin Boyle (all of the foregoing, collectively, the “Reporting Persons”). The Fund is a private investment vehicle and directly owned 224,975 shares of Common Stock reported in this Statement, and the Broker-Dealer is a registered broker-dealer and held 116,432 shares of Common Stock reported in this Statement in separately managed accounts (the “Accounts”), in each case as of December 12, 2014. The General Partner is the general partner of the Fund. The Investment Manager is the investment manager to the Fund. Messrs. Montalbano and Boyle are owners of the General Partner, the Investment Manager and the Broker-Dealer, and have discretionary investment authority over the assets of the Fund and the Accounts. The General Partner, the Investment Manager, the Broker-Dealer and Messrs. Montalbano and Boyle may be deemed to beneficially own the shares owned directly by the Fund and the Accounts. Each Reporting Person disclaims beneficial ownership with respect to any shares other than those owned directly by such Reporting Person.

(b)	The principal business office of the Reporting Persons is 352 7th Avenue, 17th Floor PH, New York, New York 10001.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 42804T106.

Page 8 of 13 Pages

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of December 12, 2014 (the “Event Date”). On such date, the Reporting Persons collectively beneficially owned 341,407 shares of Common Stock, representing 6.1% of all of the outstanding shares of Common Stock (based on 5,569,606 shares of Common Stock outstanding). As of December 22, 2014, the date of filing of this Schedule 13G, the Reporting Persons do not beneficially own any shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 1.

Page 9 of 13 Pages

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2014

Peter Montalbano

Bonaventure Investments LP

Bonaventure Management Group LLC

Bonaventure Managers LLC

White Mountain Capital, LLC

By:	/s/ Peter Montalbano
Peter Montalbano, for himself and as an Authorized Person of the General Partner (for itself and the Fund), the Investment Manager and the Broker- Dealer

/s/ Kevin Boyle

Kevin Boyle

Page 11 of 13 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 12 of 13 Pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Herzfeld Caribbean Basin Fund, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated:    December 22, 2014

Peter Montalbano

Bonaventure Investments LP

Bonaventure Management Group LLC

Bonaventure Managers LLC

White Mountain Capital, LLC

By:	/s/ Peter Montalbano
Peter Montalbano, for himself and as an Authorized Person of the General Partner (for itself and the Fund), the Investment Manager and the Broker- Dealer

/s/ Kevin Boyle

Kevin Boyle

Page 13 of 13 Pages